Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Unaudited Consolidated Results for the Fourth Quarter and Full Year 2018

INTERNATIONAL FINANCIAL REPORTING STANDARDS FIRST ADOPTION

  2018 FULL YEAR OPERATING RESULT OF -€25.5 MILLION
  2018 FULL YEAR NET PROFIT OF €33.3 MILLION THANKS TO EXTRAORDINARY INCOME
  GROUP’S NET FINANCIAL POSITION POSITIVE AT €6.0 MILLION AS OF DEC. 31, 2018
  NET OF RESTRUCTURING COSTS, Q4 2018 OPERATING LOSS IMPROVING VERSUS FIRST THREE QUARTERS OF 2018
  Q4 2018 DIRECT RETAIL OPERATIONS IMPROVING ON A LIKE-FOR-LIKE BASIS
  REORGANIZATION OF THE ITALIAN WORKFORCE IN 2019

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 10, 2019--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) today presented and approved its 2018 fourth quarter and full year unaudited consolidated financial results and the Company’s draft financial statements.

IFRS adoption

As previously announced, unaudited consolidated financial statements are presented according to the International Financial Reporting Standards (IFRS) as issued by IASB.

Natuzzi’s has resolved to voluntarily adopt International Financial Reporting Standards (IFRS) for its consolidated financial statements from the fiscal year ended December 31, 2018, in place of the Italian Generally Accepted Accounting Principles (ITA-GAAP). The financial information reported herein should be considered to be preliminary until Natuzzi files its annual report on Form 20-F for the fiscal year ended December 31, 2018.

2018 fourth quarter results

Consolidated revenues for the fourth quarter of 2018 were €115.2 million, down 4.1% from 2017 same period.

Upholstery and furnishings net sales were €110.4 million, down 2.5% from last year same period as a result of the 4.9% decrease in upholstery net sales (at €96.5 million), partially offset by the 18.4% increase in furnishings sales (at €13.9 million).

Other sales were €4.8 million in fourth quarter 2018, versus €6.9 million in 2017 fourth quarter.

1. Natuzzi division

The Natuzzi division sales includes Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi, distributed through both direct retail network and third-party operated points of sales.

Fourth quarter net sales of this division were €86.3 million, down 2.0% from €88.0 million in 2017 same period. The Americas went up 15.2%, while the EMEA region registered a -11.0% over 2017 fourth quarter.

Within the Natuzzi division, Natuzzi Italia net sales increased by 2.9% over 2017 comparable period and represents 37.0% of the entire Group’s core business (as compared to 35.1% in prior year fourth quarter). Notably, Natuzzi Italia net sales have increased for nine consecutive quarters.

The Divani&Divani by Natuzzi network grew by 3.6% over 2017 fourth quarter.

On the contrary, Natuzzi Editions net sales decreased by 7.9% over 2017 same quarter, due in particular to weak performance in some European Countries.

1.a Natuzzi division: Direct retail

Within the above-mentioned Natuzzi division, the Group directly operates points of sales, under both Natuzzi Italia and Divani&Divani by Natuzzi name.

As previously disclosed, following the execution of the partnership in China, the 11 Natuzzi Editions Directly Operated Stores (“DOS”) were transferred and, consequently, are no longer considered in the consolidated financial statements. Therefore, the following direct retail division numbers are displayed accordingly.

During 2018, we opened 6 Natuzzi Italia DOS, of which 3 in the USA, 2 in France and 1 in the UK.

As of the day of this press release, the Directly Operated points of sale are 66, of which 39 DOS Natuzzi Italia, 15 DOS Divani&Divani by Natuzzi and 12 Natuzzi Italia concessions in Mexico, having recently closed 8 concessions in UK.

During the fourth quarter of 2018, net sales generated by the direct retail division were €16.8 million, up 4.4% over the same period of last year, with positive sales numbers in particular in the USA (+46.0%), Italy (+19.5%) and Switzerland (+22.2%).

Q4 2018 sales on a like-for-like basis were €12.9 million, up 10.6% from €11.6 million in the last quarter of 2017, thanks in particular to the performance of our DOS located in the USA (+32.7%), Italy (+19.6%) and Switzerland (+25.3%).

1.b Natuzzi division: wholesale

Natuzzi Sales generated by the wholesale channel (Natuzzi franchised operated stores, “FOS”, and other selling formats), were €69.5 million, down 3.4% from €72.0 million for the last quarter of 2017.

Within this wholesale channel, Natuzzi Italia sales were €28.2 million, up 3.9%, Natuzzi Editions sales were €37.0 million, down 7.9%, and sales from Divani&Divani by Natuzzi network were €4.3 million, down 6.6% compared to fourth quarter 2017.

We recently launched a new store concept for the Natuzzi Editions business with the recent openings in Cardiff, Wales, and Glasgow, Scotland, showcasing the most recent Natuzzi Editions collections in a completely renovated retail environment. These two openings are intended to lay the foundations for the Natuzzi Editions expansion through the mono brand stores.

This new Natuzzi Editions retail concept has just been displayed at the High Point fair and is intended to be the crucial driver for the distribution in the USA.

2. Softaly

Sales generated by this division, addressing the low-end segment of the market, were €24.1 million, from €25.2 million in 2017 fourth quarter. The Company’s aim for this division is to focus primarily on a few selected primary customers.

Q4 2018 Gross margin

During the fourth quarter of 2018, the consolidated gross margin was 27.4%, from 28.9% in prior year fourth quarter.

The Company has continued to restructure its Italian operations. For this reason, cost of sales in the last quarter of 2018, which has passed from 71.1% on revenues to 72.6%, was penalized by €5.6 million of costs pertaining, in particular, the incentive program to reduce the workforce. In the prior year fourth quarter, the Company incurred in only €0.8 million of similar costs included in the cost of sales.

Net of the above-mentioned costs and also thanks to a favorable trend in raw material prices in Q4 2018, cost of sales would have been 67.7% from 70.4% in 2017 fourth quarter, and gross margin would have increased at 32.3% on revenues versus 29.6% in 2017 same period.

Q4 2018 Selling and Administrative expenses

Selling and Administrative expenses were €40.4 million (or 35.0% on revenues) from €40.9 million (or 34.1% on revenues) in last year same period, affected by costs of €1.3 million for a similar incentive program to reduce the workforce in the Headquarters as described above.

Q4 2018 operating results

The Group reported an operating loss of €8.9 million, versus an operating loss of €6.3 million in 2017 fourth quarter. Excluding the €6.9 million of the already mentioned costs, for 2018 fourth quarter the Group would have reported an operating loss of €2.0 million.

2018 Full year results

Total Consolidated net revenues for full year 2018 were €428.5 million, down 4.5% from €448.9 million in 2017, or down 1.8% under constant exchange rates.

The Company reported a yearly operating loss of €25.5 million (or a €21.7 million, net of the currency effect) versus an operating loss of €24.0 million in 2017.

On July 27, 2018, the partnership agreement with KUKA Furniture (Ningbo) Co., Ltd. was finalized and consequently the Natuzzi Trading Shanghai Co. Ltd. was deconsolidated. As a consequence of this disposal, the Company accounted extraordinary income under the “Gain from disposal and loss of control of a subsidiary” caption within the unaudited consolidated profit and loss statement, for a total of €75.4 million.

Thanks to this extraordinary income, Net Profit attributable to the Owners of the Company in 2018 was €33.3 million.

As of December 31, 2018, cash and cash equivalents, net, for the Group was €60.4 million, from €55.0 million at the end of 2017, and the Group’s net financial position (cash – short and long term borrowings) was positive by €6.0 million compared to €3.4 million at the end of 2017.

Chairman and CEO Pasquale Natuzzi commented: “The global competitive environment and the fast-changing consumers’ habits have greatly affected our industry over the years. The traditional wholesale distribution channel has been struggling over the last few years in adapting its business model to the such new challenges.

In this regard, we are all aware of the increasing difficulties that in some cases have led to a significant downsizing of the business or to more drastic consequences, as much in the USA as in Europe, of some big players in the distribution.

On the other hand, most of our competitors have already switched from a wholesale business to a retail-based business, and hence to a distribution model that is mainly controlled by means of a mono-brand store network.

This new context has implied a radical transformation of our Group, still ongoing.

In 2019, we will continue to expand our mono-brand store network. While the Natuzzi Italia network is delivering overall positive results, we will focus our efforts also in enhancing the productivity of the Natuzzi Editions stores. We have just finalized the Natuzzi Editions retail business model and store concept which was presented in January during the Cologne exhibition, raising interest among dealers, and nowadays also at the High Point fair. We are now particularly focused on leveraging the investments done in the new Natuzzi Editions retail format by opening stores in UK, USA, Australia, Italy and, of course, in China with our partners.

While we continue with the execution of the retail strategy, 2019 will see, on the contrary, a significant change in the organizations of our Italian industrial operations that will start reducing manufacturing cost starting from Q2 2019. We’ll continue to focus on the supply chain, whose improving efficiency has been already visible in Q4 2018.

Such reduction in the Italian labor cost, together with the increased efficiency in the supply chain, improvement in the sales mix and a more favorable trend in raw materials, are the basis for the profitability improvement targeted for this year. However, we are aware that the still ongoing discussions about tariffs and the worsening of the economic environment continue to generate uncertainty.”

The Company’s Board of Directors today also resolved to propose at the next Company’s ordinary and extraordinary shareholders’ meeting, which is expected to be held on April 29, 2019 (first call), or May 2, 2019 (second call), the following items on the agenda:

  The appointment of the Company’s External Auditors and the Board of Statutory Auditors both for the three-year period from 2019 to 2021;
  The authorization for a share-based incentive plan for certain managers and directors of the Company and other companies within the Natuzzi Group;
  An American Depositary Receipts (“ADR”)/Share buyback program.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

https://www.natuzzigroup.com/en-EN/ir/presentation.html

NATUZZI’S HAS RESOLVED TO VOLUNTARILY ADOPT INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) FOR ITS CONSOLIDATED FINANCIAL STATEMENTS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2018, IN PLACE OF THE ITALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ITA-GAAP). THE FINANCIAL INFORMATION REPORTED HEREIN SHOULD BE CONSIDERED TO BE PRELIMINARY UNTIL NATUZZI FILES ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the fourth quarter of 2018 & 2017 on the basis of IFRS -IAS
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Dec-18	31-Dec-17%		31-Dec-18	31-Dec-17

Revenues	115.2	120.1	-4.1%	100.0%	100.0%
Cost of Sales	(83.6)	(85.3)	-2.0%	-72.6%	-71.1%
Gross profit	31.6	34.7	-9.1%	27.4%	28.9%

Other income	1.1	0.0
Selling Expenses	(30.1)	(30.4)	-0.9%	-26.1%	-25.3%
Administrative expenses	(10.3)	(10.5)	-2.5%	-8.9%	-8.8%
Impairment on trade receivables and contract asset	(0.6)	0.0
Other expenses	(0.6)	(0.3)

Operating profit/(loss)	(8.9)	(6.3)		-7.7%	-5.3%

Net finance income/(costs)	(2.6)	(0.6)
Share of profit of equity-accounted investees, net of tax	(0.5)	0.0
Gain from disposal and loss of control of a subsidiary	0.0	0.0

Profit/(Loss) before tax	(12.0)	(6.9)		-10.4%	-5.7%

Income tax expense	(0.5)	0.2		-0.4%	0.1%

Profit/(Loss) for the period	(12.5)	(6.7)		-10.8%	-5.6%

Profit/(Loss) attributable to:
Owners of the Company	(12.3)	(6.6)		-10.7%	-5.5%
Non-controlling interests	(0.2)	(0.1)

Profit/(loss) per Ordinary Share	(0.22)	(0.12)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the twelve months of 2018 & 2017 on the basis of IFRS-IAS
(expressed in millions Euro)

	Twelve months ended on		Change	Percentage of Sales
	31-Dec-18	31-Dec-17%		31-Dec-18	31-Dec-17

Revenues	428.5	448.9	-4.5%	100.0%	100.0%
Cost of Sales	(308.2)	(318.4)	-3.2%	-71.9%	-70.9%
Gross profit	120.3	130.5	-7.8%	28.1%	29.1%

Other income	5.9	1.7
Selling expenses	(115.0)	(118.3)	-2.8%	-26.8%	-26.3%
Administrative expenses	(35.3)	(36.1)	-2.1%	-8.2%	-8.0%
Impairment on trade receivables and contract asset	(0.7)	(1.5)
Other expenses	(0.6)	(0.3)

Operating profit/(loss)	(25.5)	(24.0)		-5.9%	-5.3%

Net finance income/(costs)	(9.1)	(4.0)
Share of profit/(loss) of equity-accounted investees, net of tax	(0.3)	0.0
Gain from disposal and loss of control of a subsidiary	75.4	0.0

Profit/(Loss) before tax	40.5	(28.0)		9.5%	-6.2%

Income tax expense	(7.4)	(2.9)		-1.7%	-0.6%

Profit/(Loss) for the period	33.1	(30.8)		7.7%	-6.9%

Profit/(Loss) attributable to:
Owners of the Company	33.3	(30.4)		7.8%	-6.8%
Non-controlling interests	(0.2)	(0.5)

Profit/(Loss) per Ordinary Share	0.61	(0.55)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets (Condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-18	31-Dec-17

ASSETS
Non-current assets	165.6	126.0
Current assets	207.1	206.6
TOTAL ASSETS	372.7	332.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity	136.5	102.5
Non-controlling interests	1.6	2.0
Non Current Liabilities	66.1	73.1
Current liabilities	168.4	154.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	372.7	332.5

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows (Condensed)
(Expressed in millions of Euro)	31-Dec-18	31-Dec-17

Cash flows from operating activities
Profit for the period	33.1	(30.8)

Net cash provided by (used in) operating activities	(11.3)	(4.9)

Net cash provided by (used in) investing activities	14.6	(10.4)

Net cash provided by (used in) financing activities	2.2	12.4

Increase (decrease) in cash and cash equivalents	5.4	(2.9)

Cash and cash equivalents, beginning of the year	55.0	60.6

Effect of movements in excahnge rates on cash held	(0.1)	(2.6)

Cash and cash equivalents, net, end of the period	60.4	55.0

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-18	31-Dec-17
Cash and cash equivalents, end of the period	62.1	55.0
Bank overdrafts repayable on demand and used for cash management purposes	(1.8)	0.0
Cash and cash equivalents, net, end of the period	60.4	55.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION-
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	APRIL 10, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi